Mail Stop 7010

June 8, 2005

via U.S. mail and facsimile

Bernard Kasriel
Chief Executive Officer
Lafarge
61, rue des Belles Feuilles
75116 Paris
France

	RE:	Lafarge
		Form 20-F for the fiscal year ended December 31, 2004
		Filed March 25, 2005
		File No. 1-15218

Dear Mr. Kasriel:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5.  Operating and Financial Review and Prospects, page 59

1. Your disclosure of fair value assumptions and sensitivity analyses in your critical accounting policies on page 61 covers euro1.9 billion of your euro8.8 billion of goodwill and intangible assets. Please disclose this information for the remainder of your goodwill and market share assets.
2. Please revise your table of contractual obligations as follows:
* To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
* To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.
* To the extent you are required or planning to fund your pension plans in the future, present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.

Note 2 - Summary of Significant Accounting Policies, (b)
Principles
of consolidation, page F-8

3. You state on page 11 that "the presence of minority interests may, among other things, impede [your] ability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively." You also state on page 20 that the "presence of minority shareholders often leads to the implementation of shareholder agreements that contain board membership or other similar provisions, shareholders` information rights and control provisions." Please specify for us the nature of the rights held by these minority interests. In addition, please explain, in detail, your evaluation of whether such rights represent substantive participating veto or approval rights under US GAAP pursuant to EITF 96-16.

Note 2 - Summary of Significant Accounting Policies, (d)
Translation
of financial statements denominated in foreign currencies, page F-
9

4. If material, please explain how you apply SFAS No. 52 in accounting for your operations in highly inflationary economies under
US GAAP.  In this regard, please tell us:
* Why you do not consider your subsidiaries in Serbia and Montenegro and Zimbabwe as operating in highly inflation economies.
* Whether you remeasure the financial statements of these operations to the euro, your reporting currency, as required by paragraph 11 of
SFAS No. 52. If, instead, you remeasure these financial statements into the U.S. dollar under U.S. GAAP, as you do under French GAAP, please tell us your consideration of paragraphs 5 - 8 and the factors in Appendix A of SFAS No. 52 in determining that the U.S. dollar is the functional currency for these operations.
* Whether, under US GAAP, you remeasure goodwill, intangible assets, inventory, and expenses related to intangible assets, inventory, fixed assets, investments, and operating supplies using historical rates.

If you do not believe your operations in highly inflation economies are material, please explain your quantitative and qualitative basis for this conclusion.

Note 2 - Summary of Significant Accounting Policies, (k)
Impairment
of long-lived assets, page F-11

5. Please explain your consideration of SFAS No. 142 in testing goodwill for impairment under US GAAP. Specifically, please explain:
* The level at which you test for goodwill impairment. Your disclosures in note 2(k) suggest that you test at the division level or one level below, which includes several activities in several countries. We assume that your divisions represent your reportable segments, and that consequently, under French GAAP, you test for goodwill impairment at the reportable segment or operating segment level. However, these levels appear different from the reporting unit level, as defined by paragraph 30 of SFAS No. 142.
* How you measure your goodwill impairment loss under US GAAP.
Under
French GAAP, you measure your goodwill impairment loss as the difference between the carrying value of the reporting unit and its fair value. This method differs from paragraphs 19 - 21 of SFAS No.
142, which require that your goodwill impairment loss be measured as the difference between the carrying value of goodwill and its implied fair value.

Note 26 - Commitments and Contingencies, page F-46

6. In future filings, please disclose the information required by paragraph 13 of FIN 45 with respect to your guarantees given of euro208 million as of December 31, 2004. In your operating and financial review and prospects, please also disclose the information discussed in Item 5.E of Form 20-F. If these guarantees are not within the scope of FIN 45, please disclose, at a minimum, the nature, terms, and amounts of the guarantees in your financial statements.



Note 27 - Litigation, page F-48

7. Please tell us with a view toward future disclosure the amount of reserve for the Tollens Coatings B.V. litigation, if any. In addition, please tell us the amount or range of reasonably possible loss in excess of accrual. SFAS 5 and SAB Topic 5:Y requires additional disclosure if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, or (b) state that such an estimate cannot be made.

Note 31 - Reconciliation of French GAAP to U.S. GAAP and
Presentation
of Condensed Financial Statements, page F-78

8. We note from your disclosures within MD&A and Note 5 to your consolidated financial statements that you have disposed of certain consolidated subsidiaries and equity method investees. Please tell us the following information regarding these disposals:
* Please provide us with a list of all consolidated subsidiaries/entities and entities accounted for under the equity method for US GAAP purposes that were disposed of in each period presented along with the corresponding gain or loss on disposal recognized.
* For each consolidated subsidiary disposed of during one of the periods presented, please tell us whether those consolidated subsidiaries would be considered a component of Lafarge in accordance with SFAS 144.
* Please tell us which line item the gains/losses are captured on the consolidated financial statements of income prepared in accordance with US GAAP.
* Please confirm to us that in future filings, you will provide the disclosures required by paragraph 47 of SFAS 144, as applicable, for
US GAAP purposes.

9. Please tell us whether you have retroactively restated your earnings per share in prior periods for common stock issued pursuant to your dividend reinvestment plan, as disclosed in consolidated financial statements of changes in shareholders` equity, and your 2003 stock rights issue, as disclosed in note 19(b). See paragraphs
54 - 56 of SFAS No. 128.

Exhibits
10. In future filings, please disclose as an exhibit or note to your
financial statements your schedule of valuation and qualifying accounts for each income statement period, as required by Rule 5-04 of Regulation S-X. At a minimum, we would expect this schedule to include your valuation allowances related to accounts receivable and deferred tax assets. Your filing should include an opinion from your independent accountants covering this schedule.

Exhibits 11.1 and 11.2

11. In future filings, ensure that your certifications required under section 302 of the Sarbanes-Oxley Act conform exactly to the language per Instruction 12 to the Form 20-F exhibits.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


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Bernard Kasriel
Lafarge
June 8, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE